EXHIBIT 5.1

McMULLEN ASSOCIATES, LLC

SECURITIES AND CORPORATE LAW

10701 McMULLEN CREEK PARKWAY, SUITE B

CHARLOTTE, NORTH CAROLINA 28226

DONALD M. BROWN, JR.*	T ELEPHONE (704) 541-2649
* ALSO ADMITTED IN SOUTH CAROLINA	FACIMILE (704) 541-4751

December 18, 2012

Bongiovanni Associates, CPA's

17111 Kenton Drive, Suite 100-B

Cornelius, North Carolina 28031

RE: Unique Underwriters, Inc. (the "Company")

Gentlemen:

By letter dated December 1, 2012 , the Company has requested that we furnish you with certain information in connection with your examination of the accounts of the Company as of September 30, 2012, and for the year then ended.

We were first retained as counsel to the Company on February 21, 2011 and we have no comment on any events occurring prior to such date. We comment only upon matters which have been specifically referred to us as counsel to the Company for legal consultation and, where appropriate, legal representation. In addition, we do not consider the Company's request as imposing a requirement on our part to review the Company's books and records or to question their principals or other personnel to ascertain whether any "loss contingencies", as defined below, may be discovered therein or from information provided by those individuals. In addition, we assume that you are fully familiar with the matters presently contemplated to be reflected in the financial statements, including the notes thereto, to be issued by the Company as of September 30 , 2012 and for the year then ended (copies of which have not been reviewed by us), and that you are not relying on us to confirm the accuracy of the description of any such matters, or any other matter, except those specifically described herein.

Our information is, therefore, not necessarily complete, and our response should not be relied upon by you in connection with your examination of the accounts of the Company as a complete statement regarding the information requested. Furthermore, the information set forth herein is as of the date of this letter, except as otherwise noted, and we disclaim any undertaking to advise you of changes which thereafter may be brought to our attention.

We understand the information requested regarding "contingencies" is to be limited to "loss contingencies", that is, any material (i) pending or threatened litigation, claims or assessments (excluding unasserted claims or assessments), and (ii) unasserted claims or assessments (considered to be probable of assertion and which, if asserted, would have at least a reasonable possibility of an unfavorable outcome) coming within the scope of paragraph 5 of the Statement referred to below.

Subject to the foregoing and to the last paragraph of this letter, we hereby advise you that, from January 1, 2010 until the date of this letter, we have not been engaged to give substantive attention to, or to represent the Company or any of its officers or directors, in connection with, any material pending or threatened litigation, claims or assessments (excluding unasserted claims or assessments) which would have a material adverse effect upon the Company, coming within the scope of clause (a) of Paragraph 5 of the Statement.

The Company has not specifically identified to us any unasserted claim or assessment coming within the scope of clause (c) of Paragraph 5 of the Statement as to which the Company has determined that it is probable that a possible claim will be asserted, that there is a reasonable possibility that the outcome (assuming such assertion) will be unfavorable and that the resulting liability would be material to the financial condition of the Company. Accordingly, pursuant to Paragraph 5 of the Statement, we are not expressing any opinion with respect thereto.

If in the course of your review there should come to your attention a matter involving a possible material loss contingency which you believe may have been the subject of legal consultation or representation by us which is not covered by the Company's request and our response, please bring that matter to our attention so that there may be no misunderstanding concerning the reason for its omission.

This response is limited by, and in accordance with, the American Bar Association Statement of Policy regarding Lawyers' Responses to Auditors' Requests for Information (December1975) (the "Statement"). Without limiting the generality of the foregoing, the limitations set forth in the Statement on the scope and use of this response (Paragraphs 2 and 7) are specifically incorporated herein by reference, and any description herein of any "loss contingencies" is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary (which is an integral part of the Statement). Consistent with the last sentence of Paragraph 6 of the Statement and pursuant to the Company's request, this will confirm as correct the Company's understanding as set forth in their audit inquiry letter to us that whenever, in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, we have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment, we, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of Statement of Financial Accounting Standards No. 5.

Very truly yours,

/s/ McMullen Associates, LLC

McMullen Associates, LLC

December 18 , 2012

Donald M. Brown, Jr. Esq.